

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

Mail Stop 7010

May 1, 2006

Mr. J. Marvin Quin
Senior Vice President and Chief Financial Officer
Ashland Inc.
50 East Rivercenter Boulevard
Covington, Kentucky 41012-0391

> **RE: Forms 10-K and 10-K/A for fiscal year ended September 30, 2005**
> **Form 10-Q for the period ended December 31, 2005**
> **File No. 1-32532**

Dear Mr. Quin:

We have reviewed your filings and have the following comments. If you disagree with a comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>Form 10-K for the Fiscal Year Ended September 30, 2005</u>

<u>General</u>

1. Where a comment below requests additional disclosures or other revisions, please show us what the revisions will look like in your response. With the exception of the comments below that specifically request an amendment, all other revisions

may be included in your future filings, including your interim filings where appropriate.

Item 9A. Disclosure Controls and Procedures, page 16

2. You define disclosure controls and procedures as those controls and procedures that are "effective in timely alerting [your chief executive and chief financial officers] to material information relating to Ashland and its consolidated subsidiaries required to be included in Ashland's periodic SEC filings on Forms 10-K and 10-Q." This is an incomplete definition of disclosure controls and procedures per Exchange Act Rules Rules 13a-15(e) and 15d-15(e). Please revise your definition to clarify that disclosure controls and procedures are designed to ensure that information required to be disclosed in your filings under the Securities Exchange Act of 1934 is recorded, processed, summarized, and reported within the time periods specified in the Securities and Exchange Commission's rules and forms. In addition, your disclosure should also clarify that disclosure controls and procedures include controls and procedures designed to ensure that information required to be disclosed by you in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure. Alternatively, you may simply conclude that your disclosure controls and procedures are effective or ineffective, whichever the case may be.

Financial Statements

Statement of Cash Flows, page F-8

3. Please revise your statement of cash flows to reconcile from net income rather than income from continuing operations as required by paragraph 28 of SFAS 95. In addition, aggregating operating, investing, and financing cash flows from discontinued operations into a single line item is not appropriate. Please revise your statement of cash flows accordingly. Please also refer to the Center for Public Company Audit Firms Alert 98 dated April 19, 2006.

Note A – Significant Accounting Policies, page F-9

Revenue Recognition, page F-11

4. Please disclose how you account for unapproved change orders, including whether you assume a profit component.

Expense Recognition, page F-11

5. Please disclose the types of expenses that you include in the cost of sales and operating expenses line item and the types of expenses that you include in the selling, general and administrative expenses line item. Please also disclose whether you include inbound freight charges, purchasing and receiving costs, inspection costs, warehousing costs, internal transfer costs, and the other costs of your distribution network in the cost of sales and operating expenses line item. With the exception of warehousing costs, if you currently exclude a portion of these costs from cost of sales and operating expenses, please disclose:

- in a footnote the line items that these excluded costs are included in and the amounts included in each line item for each period presented, and
- in MD&A that your gross margins may not be comparable to those of other entities, since some entities include all of the costs related to their distribution network in cost of sales and operating expenses and others like you exclude a portion of them from gross margin, including them instead in a line item, such as selling, general and administrative expenses.

Note D – MAP Transaction, page F-13

6. It is unclear why the two wholly owned businesses sold to Marathon in conjunction with the MAP transaction do not qualify as discontinued operations. Please advise. Please refer to paragraphs 41 and 42 of SFAS 144 and EITF 03-13.

Note G – Debt, page F-17

7. You state that "[w]hile the revolving credit agreement contains a covenant limiting new borrowings based on Ashland's stockholders' equity, the agreement would have permitted an additional $5.5 billion of borrowings at September 30, 2005." However, you also state that the agreement provides for borrowings up to

$350 million. We assume that the covenant limiting new borrowings would allow you to borrow up to a maximum of $350 million rather than an additional $5.5 billion. If so, please revise your disclosure here and on page M-6 to clarify the amount of additional borrowings permitted by your revolving credit agreement.

Note I – Sale of Accounts Receivable, page F-18

8. Please disclose the amount, by quarter, of repurchased accounts receivable for which you received payments subsequent to the repurchase of the $150 million in accounts receivable previously sold under your sale of receivables facility. Please also disclose the classification of such receipts in your statement of cash flows. If you have classified the receipts as an operating cash flow, please tell us the basis for that classification and disclose to readers that this is the second time that cash inflows related to the same receivables are being included in operating cash flows.

In addition, it would appear that the requirements of paragraph 22(a) of SFAS 95 were met the first time you recorded the cash inflows from the original sale of these receivables. Please tell us your basis in GAAP for treating the repurchase of previously sold accounts receivable and your subsequent cash inflows from these repurchased receivables as operating activities as opposed to financing activities. See paragraphs 15, 16(a) and 17(a) of SFAS 95.

Note O – Litigation, Claims and Contingencies, page F-23

Environmental Remediation, page F-24

9. If additional losses beyond those already accrued are at least reasonably possible, please disclose the range of reasonably possible additional losses or state that such an estimate cannot be made. Please refer to paragraph 10 of SFAS 5.

Information by Industry Segment, page F-30

10. You state that Ashland Specialty Chemical is focused on two primary lines of business: performance materials and water technologies. We further note that this segment comprises several different businesses, including Casting Solutions, Composite Polymers, Specialty Polymers & Adhesives, Drew Industrial and Drew Marine. Please tell us whether these businesses comprise separate operating segments as defined by paragraph 10 of SFAS 131. If so, please provide us with an analysis of the factors listed in paragraph 17 of SFAS 131, including long-term gross margins, that you considered in reaching the conclusion

that they represented a reportable segment. In doing so, please also tell us how you concluded that performance materials and water technologies did not constitute separate reportable segments.

11. Please also provide us with similar analyses of APAC, which we note is constituted of 25 market-focused business units and a Major Projects Group, and the four market segments served by Ashland Distribution.

Form 10-Q for the Quarter Ended December 31, 2005

Item 2. Management's Discussion and Analysis, page 14

12. In circumstances where you identify more than one business reason as contributing to a change between periods, please attempt to quantify the incremental impact of each individual business reason discussed on the overall change in the line item. For example, in your discussion of the change in operating income for Ashland Distribution you discuss increased costs of chemicals and plastics, which are offset by increased prices and expense management. Please attempt to quantify the effect of each of these factors on your segment operating income. See Item 303(a)(3) of Regulation S-K and Financial Reporting Codification 501.04.

Exhibit 12

13. This exhibit appears to have certain formatting problems. Please file a revised version.

Exhibits 31.1. 31.2 and 32

14. Please amend your Form 10-Q for the quarter ended December 31, 2005 to include properly dated certifications as required by Item 601(b)(31) of Regulation S-K. Please be sure to refile the entire Form when you file the amendment.

<u>Form 8-K filed April 26, 2006</u>

<u>Exhibit 99.17</u>

15. Please revise your disclosure of the non-GAAP measure you refer to as "Pocket Profit" to show the calculation of Average Invested Capital. Please refer to Item 100(a) of Regulation G.

*   *   *   *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please provide us with a response letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

   If you have any questions regarding these comments, please direct them to Scott Watkinson, Staff Accountant, at (202) 551-3741 or, in his absence, me, at (202) 551-3769.

                    Sincerely,

                    Rufus Decker
                    Accounting Branch Chief